Filed by: Visa Inc.

Visa Europe Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

22 June 2007

Dear Member

Re: Visa Inc. Registration Statement on Form S-4

Today Visa Inc. filed a registration statement on Form S-4 with the US Securities and Exchange Commission (SEC), in connection with the proposed restructuring of the Visa organisation. This registration statement includes a good deal of information on the new global entity as well as more limited information on Visa Europe.

Of course, here in Europe, Visa Europe will remain as a distinct entity, which is owned and governed by its members. We believe that at this critical stage of its development, Europe needs a collaborative approach. By understanding and aligning the needs of our members we can create the conditions for growth at the collective, market level. By offering a highly responsive, commercially-minded service, we can also serve the business needs of individual banks – partnering with you to deliver value-creating payment solutions.

In effect, we can be regarded, by banks and regulators alike, as the European payments system which:

•	Is owned and governed by European institutions

•	Is fully committed to the creation of SEPA

•	Is focussed on the delivery of innovative, value-creating payment solutions

•	Is free to develop products (such as V PAY) which leverage European investments

•	Owns and operates its own processing capability

We believe that this new structure will make us a stronger, more responsive and a more flexible organisation, which is uniquely positioned – competitively, organisationally and legally – to meet the future needs of your business, whilst at the same time ensuring global interoperability.

Today’s filing is preliminary and remains subject to review and comment by the SEC and subsequent revision by Visa Inc. We plan to provide you with the final version of the S-4 when it is ready, which we expect to be over the next few months.

Due to US securities laws we are unable to provide our members with additional information on the specifics of the restructuring, beyond that contained in the S-4, and appreciate your understanding in this matter.

The next stage in the process is that a notice of an Extraordinary General Meeting will be sent to Visa Europe members over the next few months. At the EGM, Visa Europe shareholders will be asked to approve amendments to the Company’s Articles of Association, necessary as a result of the proposed restructuring.

Aside from these structural developments this continues to be an exciting and challenging time for the Visa business in Europe. For example:

•

Momentum behind V PAY, our new SEPA compliant, chip debit product, continues. In addition to the news that five leading Italian banks will begin issuance this year, two further Italian banking groups have announced their intention to issue V PAY. Most recently, in Germany, contracts have now been signed to allow banks within the ZKA savings banks organisation to co-badge their domestic debit cards with V PAY.

•

Visa payWave, our contactless payment solution is set to accelerate cash replacement. The London launch was announced last month, as was the launch of ‘Sea and More’, a contactless card on the ferries from Istanbul in Turkey. We are preparing for further launches in countries such as France, Spain and the Nordics.

•	Members in Sweden have contracted to switch their domestic POS and ATM transactions through Visa Europe’s processing platform.

With so much happening, we hope to work even more closely with your organisation as we move into a new and exciting era in European payments.

Yours sincerely

Peter Ayliffe

President and CEO

Additional information and where you can find it:

In connection with the proposed restructuring, Visa Inc. has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4. Members should read the relevant documents filed or to be filed with the SEC because they contain important information. Members may obtain copies of any of these documents, free of charge, at the website maintained by the SEC (www.sec.gov) or from Visa Inc. Investor Relations at PO Box 8999, San Francisco, California 94128-8999, USA.